NORTHANN CORP.

9820 Dino Drive, Suite 110

Elk Grove, CA 95624

May 24, 2023

Via Edgar Correspondence

Beverly Singleton

Division of Corporation Finance

Office of Manufacturing

U.S. Securities Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Northann Corp. (the “Company”) Amendment No. 9 to Draft Registration Statement on Form S-1 Submitted April 28, 2023 CIK No. 0001923780

To whom it may concern:

This letter is in response to the letter dated May 4, 2023 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to Northann Corp. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended draft registration statement on Form S-1 (the “Amended Draft Registration Statement”) is being submitted to accompany this letter.

Amendment No. 7 to Draft Registration Statement on Form S-1 Submitted April 28, 2023

General

1)	Please refer to your disclosure regarding the “Trial Measures.” Clarify where you are in the process of beginning/completing the review, including whether you have submitted information required by those measures.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that according to Article 34 of the Trial Measures, domestic enterprises refer to enterprises registered and formed in the territory of the People’s Republic of China, including domestic companies limited by shares directly conducting overseas offering and listing and domestic operating entities of entities indirectly conducting overseas offering and listing. In addition, according to Article 2 of the Trial Measures, the “direct overseas offering and listing of domestic enterprises” refers to the overseas offering and listing of companies limited by shares registered and established in China. As advised by our PRC counsel, Beijing Gaopeng (Nanjing) Law Firm, because the Company is not a company registered and formed in the territory of China, its listing on NYSE American is not “direct overseas offering and listing of domestic enterprises” as defined under the Trial Measures. Furthermore, according to Article 2 of the Trial Measures, the “indirect overseas offering and listing of domestic enterprises” refers to the overseas offering and listing of enterprises whose main business activities are in China, in the name of enterprises registered overseas, which offering and listing are based on the equity, assets, income or other similar rights and interests of the domestic enterprises. According to Article 15 of the Trial Measures, if an issuer meets both of the following conditions, it shall be deemed as a domestic enterprise conducting indirect offshore issuance and listing: (1) The proportion of a domestic enterprise’s operating income, total profit, total assets or net assets for the most recent accounting year, to the relevant data in the issuer’s audited consolidated financial statements for the same period, is more than 50%; (2) The issuer’s main business activities are conducted within China or its main premises are located in China, or the majority of its senior management personnel are Chinese citizens or reside in China on a regular basis. As further advised by our PRC counsel, Beijing Gaopeng (Nanjing) Law Firm, the Company does not meet both the requirements under Article 15 of the Trial Measures, and therefore its listing on NYSE American is not an “indirect overseas offering and listing of domestic enterprises”, considering that (i) the operating income and total profit of the Company’s subsidiaries that were established in China for the year ended December 31, 2022 do not account for more than 50% of the operating income and total profit in our consolidated financial statements for the same period, (ii) our main business is not conducted within China, and (iii) the majority of our senior management personnel are not Chinese citizens or reside in China on a regular basis. Therefore, as concluded by our PRC counsel, Beijing Gaopeng (Nanjing) Law Firm, we are not required to complete the record filing requirement under the Trial Measures. We have revised the disclosure on the cover page, on page 6, 22 and 60 of the Amended Draft Registration Statement.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Northann Corp.

/s/ Lin Li
Name:	Lin Li
Title:	Chief Executive Officer